SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                            MACKENZIE FUND VI, L.P.;
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                 MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
                CAL-KAN, INC.; MORAGA GOLD, LLC; AND STEVEN GOLD
                                    (Bidders)

                                 ASSIGNEE UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            455 Market Street, Suite 1600
Moraga, California  94556                     San Francisco, California  94105
(925) 631-9100                                (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None                      14D-1                 Page 2 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 3 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIFIED INCOME FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                        14D-1                Page 4 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE FUND VI, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 5 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                       14D-1                Page 6 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             STEVEN GOLD

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     IN

CUSIP NO.   None                        14D-1               Page 7 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MP INCOME FUND 12, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                        14D-1               Page 8 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             CAL-KAN, INC.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             Kansas

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

                     CO

CUSIP NO.   None                     14D-1                   Page 9 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MP INCOME FUND 14, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                      14D-1                Page 10 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MORAGA GOLD, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   243


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               1%


10.          Type of Reporting Person (See Instructions)

             OO

The Schedule 14D-1 filed by the above Bidders as of July 28, 1998 is hereby amended as set forth herein.


Item 1.      Security and Subject Company.

             (a) This Schedule relates to Assignee Units of limited partnership interest (the "Units") in Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 7200 Wisconsin Avenue, 11th Floor,Bethesda, Maryland 20814.


             (b) This Schedule relates to the offer by MacKenzie Patterson Special Fund, L.P.; MacKenzie Specified Income Fund, L.P.; MacKenzie Fund VI, L.P.; Previously Owned Partnerships Income Fund II, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC ; Cal-Kan, Inc.; Moraga Gold, LLC; and Steven Gold (collectively the "Purchasers") to purchase up to 2,430 Units. The offer was initially made at a purchase price equal to $425 per Unit, less the amount of any distributions declared or made with respect to the Units between July 28, 1998 and August 31, 1998 or such other date to which this Offer may be extended. The expiration date of the offer is hereby extended to September 30, 1998. Accordingly, the purchase price will equal$425 per Unit, less the amount of any distributions declared or made with respect to the Units between July 28, 1998 (the "Offer Date") and September 30, 1998 or such other date to which this Offer may be further extended (the "Expiration Date"). The offer otherwise remains upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 24,325 Units issued and outstanding held by approximately 1,579 Unitholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.


             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(5)  Press release dated August 31, 1998

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       August 31, 1998

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 12, LLC.

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


CAL-KAN, INC.

By:          /s/ C. E. Patterson
             C.E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


/s/ Steven Gold
Steven Gold

                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(5)       Press Release dated August 31, 1998